UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 11(1))*

Nelnet, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

64031N 10 8
(CUSIP Number)

12/31/2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ X ]    Rule 13d-1(d)

(1)The amendment number set forth in the reporting person’s most recent preceding filing on this form with respect to the subject class of securities to provide information as of December 31, 2013 was inadvertently designated as Amendment No. 1, when in fact such filing constituted Amendment No. 10 to the reporting person’s filing on this form.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64031N 10 8

1)	Names of Reporting Persons.

Dunlap, Michael S.

2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a)    [ ]
(b)    [ ]

3)    SEC Use Only

4)	Citizenship or Place of Organization

United States

Number of	5) Sole Voting Power 5,741,927 (1) (3)
Shares
Beneficially

Owned	6) Shared Voting Power 10,444,963 (2) (3)
by Each
Reporting

Person	7) Sole Dispositive Power 5,741,927 (1) (3)
With:

8) Shared Dispositive Power    10,444,963 (2) (3)

9)    Aggregate Amount Beneficially
Owned by Each Reporting Person        16,186,890 (3)

10)	Check if the Aggregate Amount in Row (9)
Excludes Certain Shares (See Instructions)    [ ]

11)    Percent of Class Represented by Amount in Row (9)    36.7% (4)

12)	Type of Reporting Person (See Instructions) IN HC

(1)
Includes (i) 1,941,353 shares of Class B common stock (which shares are convertible into the same number of shares of Class A common stock at the option of the holder at any time, with each share of Class A common stock having one vote and each share of Class B common stock having ten votes on all matters to be voted upon by the issuer's shareholders), which number of shares of Class B common stock reflects distributions to the reporting person during 2014 from a grantor retained annuity trust (“GRAT”) established by the reporting person in 2003 (the “2003 GRAT”) and six separate GRATs established by the reporting person in 2011 (collectively, the “2011 GRATS”) as discussed below; (ii) 1,701,000 shares of Class B common stock owned by the reporting person's spouse; and (iii) 2,099,574 shares of Class A common stock held by the reporting person.

(2)
Includes (i) 1,586,691 shares of Class B common stock owned by Union Financial Services, Inc., of which the reporting person is chairman and owns 50% of the outstanding capital stock; (ii) 968,210 shares of Class B common stock held by

Union Bank and Trust Company (“Union Bank”), of which the reporting person is a director and a significant shareholder through Farmers & Merchants Investment Inc. (“F&M”), as trustee for the 2003 GRAT established by the reporting person, which amount reflects a distribution during 2014 from the 2003 GRAT to the reporting person of shares of Class B common stock under the terms of such 2003 GRAT; (iii) a total of 2,932,150 shares of Class B common stock held in the 2011 GRATs and three separate irrevocable trusts established by the reporting person in 2011, for which Whitetail Rock Capital Management, LLC, a majority owned subsidiary of the issuer, of which the reporting person is Executive Chairman and a significant shareholder, serves as investment adviser, which number of shares reflects distributions during 2014 from the 2011 GRATs to the reporting person of shares of Class B common stock; (iv) a total of 252,125 shares of Class B common stock held by Union Bank as trustee under five separate irrevocable trusts established upon the expiration in 2013 of the annuity term of a GRAT previously established by another person; (v) a total of 300 shares of Class B common stock held in increments of 100 shares by or for each of the reporting person’s three sons; (vi) 52,675 shares of Class A common stock owned by the reporting person’s spouse; and (vii) a total of 7,358 shares of Class A common stock held by or for each of the reporting person’s three sons. Also includes shares of Class A common stock that are owned by entities that the reporting person may be deemed to control, consisting of: (a) 146,552 shares of Class A common stock held by Union Bank as trustee under a certain charitable remainder unitrust (“CRUT”) and a certain other irrevocable trust, which amount reflects a distribution during 2014 from the CRUT to the grantor of shares of Class A common stock; (b) a total of 3,694,870 shares of Class A common stock held by Union Bank in individual accounts for Angela L. Muhleisen, a sister of the reporting person, her spouse, her adult daughter, and her adult son; (c) 83,000 shares of Class A common stock held by Union Bank as trustee for a charitable foundation; (d) 30,000 shares of Class A common stock held by Union Bank for its profit sharing plan; and (e) a total of 691,032 shares of Class A common stock held for the accounts of miscellaneous trusts, IRAs, and investment accounts at Union Bank, which is a commercial bank, which amount excludes 52,675 shares of Class A common stock held in an account for the reporting person’s spouse that are set forth separately above. The reporting person disclaims beneficial ownership of such shares except to the extent that the reporting person actually has or shares voting power or investment power with respect to such shares, and the reporting thereof shall not be construed as an admission that the reporting person is a beneficial owner of such shares.

(3)    All amounts in Items 5-9 are as of December 31, 2014.

(4)	This percentage reflects issuer repurchases of shares of Class A common stock during 2014, and a resulting reduction in the number of outstanding shares of Class A common stock.

Item 1.

(a)    Name of Issuer:

Nelnet, Inc.

(b)    Address of Issuer’s Principal Executive Offices:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

Item 2.

(a)    Name of Person Filing:

Dunlap, Michael S.

(b)	Address of Principal Business Office or, if none, Residence:

121 South 13th Street
Suite 100
Lincoln, Nebraska 68508

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Class A Common Stock

(e)	CUSIP Number:

64031N 10 8

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)    [ ]    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	[ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	[ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	[ ] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	[ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ] A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[ ] Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: Not applicable.

Item 4. Ownership.

(a)    Amount beneficially owned:
16,186,890

(b)    Percent of class:
36.7%

(c)	Number of shares as to which the person has:

(i)    Sole power to vote or to direct the vote:
5,741,927 (1)

(ii)    Shared power to vote or to direct the vote:
10,444,963 (2)

(iii)    Sole power to dispose or to direct the disposition of:
5,741,927 (3)

(iv)    Shared power to dispose or to direct the disposition of:
10,444,963 (4)

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

As discussed in footnotes (1) and (2) for Items 5) through 8) above, certain securities reported in this Schedule are held by or on behalf of persons other than the reporting person, which other persons have the right to receive dividends from, and the proceeds from the sale of, such securities.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

As discussed in footnote (2) for Items 6) and 8) above, a total of 2,932,150 shares of Class B common stock are subject to investment advisor management by Whitetail Rock Capital Management, LLC, a majority owned subsidiary of the issuer, of which the reporting person is Executive Chairman and a significant shareholder.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

Not applicable.

(1)    See footnotes for Item 5) above.

(2)    See footnotes for Item 6) above.

(3)    See footnotes for Item 7) above.

(4)    See footnotes for Item 8) above.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015

Michael S. Dunlap

/s/ William J. Munn
Name: William J. Munn
Title: Attorney-in-Fact*

* Pursuant to the power of attorney filed on September 6, 2005 as an exhibit to this statement and incorporated herein by reference.